Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$7,321	$5,306	$4,405	$3,561	$2,755
Add:
Equity earnings from affiliates	(327)	(1,019)	(888)	(355)	(170)
Dividends received from affiliates	342	252	178	138	81
Fixed Charges (excluding capitalized interest)	1,081	1,016	910	845	797
Amortization of capitalized interest	33	34	44	48	40

Total earnings available for fixed charges	$8,450	$5,589	$4,649	$4,237	$3,503

Fixed charges:
Interest on debt and finance lease charges	$882	$843	$792	$737	$684
Capitalized interest	44	24	28	31	42
Perpetual preference dividends paid	—	—	—	10	27
Interest element on rental expense	199	173	118	108	113

Total fixed charges	$1,125	$1,040	$938	$886	$866

Ratio of earnings to fixed charges	7.5	5.4	5.0	4.8	4.0